Mail Stop 3561

March 12, 2010

Gary DeRoos
Chief Executive Officer
Citadel EFT, Inc.
1100 Irvine Boulevard, Suite 322
Tustin, California 92780

> **Re: Citadel EFT, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2010**
> **File No. 333-164882**

Dear Mr. DeRoos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please note that the formation of a corporation and the resulting transfer of assets from a sole proprietorship to the corporate structure may constitute a reorganization of an entity under common control as opposed to an event that would create a successor entity; absent an ownership change. Accordingly, please advise the staff of the factors you considered in determining that the formation of Citadel EFT, Inc created a successor entity. Please be detailed in your response.

2. In the event you determine that the change in form of organization does not justify separate financial statements and your status for income taxation changed from a sole proprietorship to a taxable corporation under Subchapter C of the IRC, please note the requirement to present a pro forma income tax charge for at least the most recent year and interim period.

3. Please note that if you determine that the change in the form of organization mandates financial statements for the nine-month period ended September 30, 2009, please note that the intervening activity such as cash distributions to owners would need to be reflected in the statement of equity. Further, any previously taxed earnings left in the business would be treated as a contribution of capital upon formation of the corporation.

4. Effective February 12, 2010, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement, as well as your accompanying Item 303 disclosure, must be updated to comply with this Rule.

5. The Instructions to Form D provide that with respect to "offerings for consideration of cash, the amounts entered [in Item 13 of Form D] should be based on the issuer's good faith valuation of the consideration." Please revise the Form D filed on October 7, 2009 in order to quantify the value of the consulting services that were the consideration for the 747,960 shares of common stock issued from October 1, 2009 through December 31, 2009. In addition, your disclosure in the Form D and in the registration statement states that there were 39 purchasers in the private offering that you conducted pursuant to Regulation D; however, the selling shareholders table on pages 25-26 of the registration statement contains more than 39 selling shareholders. In this regard, we note that Going Public Pros has transferred the shares issued to it to several partners, as you indicate on page 28; please advise if those transfers account for the increased number of selling shareholders. Please advise, or revise your Form D and registration statement.

6. We note that you have not provided any disclosure pursuant to Item 509 of regulation S-K, notwithstanding the issuance of shares to your legal counsel. Please advise or revise.

Cover Page

7. Please include your I.R.S. Employer Identification Number on the cover page in the appropriate place.

Outside Front Cover Page of the Prospectus

8. Please move the legend required by Item 501(b)(10) of Regulation S-K from the registration statement facing page to the outside front cover page of the prospectus.

9. Please revise your disclosure to clarify that there is no assurance that your common stock will become quoted on the OTC Bulletin Board or another exchange. This comment also applies to the "Plan of Distribution; Terms of the Offering" section of your registration statement.

Summary Information, page 5

Summary of Our Offering, page 5

10. Please revise to explain that, even though you were incorporated recently, your predecessor business was formed in and has been doing business since 1989, so as to give readers a sense of the history of your business.

Risk Factors, page 7

11. Please include a risk factor that acknowledges the control that Mr. DeRoos has over your company in light of his share ownership and the limitations shareholders will face as a result of such ownership.

Risk Factors Related Directly to Our Business Plan, page 7

12. Please avoid boilerplate risks that could apply to any company. For example, the risk described under "Newly-launched marketing and sales plans may fail" could apply to any company, since all companies must, to some degree, market their services or products. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. Alternatively, delete this risk factor. Similarly, the risk described under "We May Face Liability As A Result of Our Services…" would apply to any issuer that provides services.

Risk Factors Related to Our Stock, page 8

There is No Market for Our Common Equity…., page 8

13. You state that you "have applied for a priced quotation on the OTC Bulletin Board"; however, a registrant is not able to file an application to be quoted on the OTC Bulletin Board. Please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

Determination of Offering Price, page 11

14. We note that your selling shareholders will be selling their shares at the same fixed price at which the shares were purchased in prior unregistered transactions. Please explain to us the respective selling shareholders' business reason for selling at the purchase price, thereby making no profit.

15. Please disclose in this section that, in the event your common stock is listed on the OTC Bulletin Board, the shares to be sold pursuant to the registration statement will be sold at prevailing market prices or privately negotiated prices.

16. Please revise your disclosure to delete the statement that you "will be filing to obtain a listing on the OTCBB," as you can not file an application to be quoted, a market maker must do so.

Plan of Distribution; Terms of the Offering, page 12

Section 15(g) of the Exchange Act, page 13

17. Please revise your disclosure to explain why your shares are covered by Section 15(g) of the Exchange Act.

Management's Discussion and Analysis or Plan of Operation, page 14

18. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Overview, page 14

19. Please explain your reference to a "double-dip" recession.

Plan of Operations, page 15

20. Amend your discussion and analysis in your filing to provide a discussion and analysis on the results of operations as required by Item 303(a)(3) of Regulation S-K. Please ensure the periods discussed include the registrant and its predecessor(s).

21. You state that you intend to make an offer to acquire your first competitor by September 2010. Please elaborate upon this reference to disclose whether you

have an acquisition target in mind, and if so, explain at what phase of negotiations you are. If you have no acquisition target in mind, please revise to explain why you believe this event will occur by this date and how you intend to identify potential acquisition targets.

22. Please also explain what your web strategy is. Considering you already have a web-site that is operational, explain what you plan to change about it or how you plan to make potential clients aware of it.

Liquidity and Capital Resources, page 15

23. We note your indication that you have not made any arrangements to raise additional cash. Explain for what purpose you might need to raise additional cash and quantify the amount you might need. Please also explain whether cash from operations will be sufficient to cover working capital or any other expenses you contemplate as you make no mention of it as a source of liquidity.

24. We note your statement that you have no "leases on property or equipment." Please confirm, if true, that the company has no disclosure to make pursuant to Item 102 of Regulation S-K.

25. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Business, page 17

26. Please explain the "new retail transaction processing venture" you plan to undertake as part of your decision to incorporate your sole proprietorship.

27. You state that you transferred your "client base of approximately 1,700 'merchant-clients' or 'client-businesses'" when you converted your sole proprietorship to a corporation. On your website you state that your "processor has over 300,000 merchants." Please supplementally explain the difference between "merchant-clients," "client-businesses" and "merchants," as you use such terms in these contexts.

<u>Principal products or services and their markets, page 18</u>

28. We note your indication throughout this section that you plan to "give away" the terminals. Please explain what costs, if any, you incur for each terminal and how long it usually takes for you to recoup those costs. Please also discuss how you obtain such terminals and whether you have a contract in place for purchasing terminals.

<u>Competition, page 19</u>

29. Please balance your disclosure regarding your company's competitive strengths with a discussion of the principal competitive challenges or risks facing the company.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 22</u>

30. Please provide disclosure here regarding the $56,209 advance that was made by your president to you, as referenced in your discussion of Liquidity on page 15. In doing so, please disclose the repayment terms and, as applicable, please file any loan agreement as an exhibit. Refer to Item 404(d) of Regulation S-K.

31. In addition, please move any discussion of related party transactions that currently is contained in the section "Certain Transactions" to this section.

<u>Principal Stockholders, page 24</u>

32. Please revise the table on page 24 to reflect the ownership of Mr. DeRoos and Ms. DeRoos both before and following completion of the offering.

33. Please revise the disclosure to indicate whether the table on page 24 and the table on pages 25-26 include shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

34. We note your statement that no "selling shareholder is an affiliate of a registered broker dealer." Please also disclose whether any selling shareholder is a broker-dealer.

35. Please disclose the family relationship, if any, between Roger and Kay DeRoos, on the one hand, and Gary DeRoos and Maria Teresa DeRoos, on the other hand. This comment also applies to Steve and Lee Ann DeRoos, Eric DeRoos and Gelvin and Marilyn DeRoos.

Future Sales of Shares, page 27

36. We note your indication here that all of your outstanding shares are currently restricted pursuant to Rule 144. Please elaborate upon the restrictions that are applicable to those shares that are not being registered for resale on this registration statement.

37. Your indication that all of your shares of common stock that are currently outstanding "are fully paid for and non-assessable" is a legal conclusion that you are not qualified to make. Please either attribute this statement to your counsel or remove it.

Description of Securities, page 27

Non-cumulative Voting, page 27

38. You state here that after this offering is completed, "assuming the sale of all of the shares of common stock, present stockholders will own approximately 90.8% of [y]our outstanding shares." This statement seems inappropriate considering this offering will not alter the number of shares that are outstanding. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page F-1

39. Amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Citadel EFT (a sole proprietorship)

Report of Independent Registered Public Accounting Firm, page F-34

40. Amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page 52

41. Please identify the recipients or class of recipients of the 747,960 shares issued from October 1, 2009 through December 31, 2009, provide a valuation of the services that you received in exchange for such shares, and disclose the price per share sold in such issuances. Refer to Items 701(b) and (c) of Regulation S-K.

42. Please confirm that the issuances described in this section were not made pursuant to a subscription, contribution or similar agreement or, if they were, file that agreement as an exhibit.

43. In the last paragraph on page 52, you refer to the Regulation D Rule 506 offering that completed in "August 2009." We presume you mean to refer to December 2009; please revise or advise.

Signature Page

44. Please revise the signature page to include conformed signatures.

Exhibit 5.1

45. Please have counsel revise the legal opinion to include a conformed signature and to correctly identify the section of the prospectus in which counsel is identified as an expert.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
        Via Facsimile